 SO 3/3/03


03002473

UF2-28-03

TED STATES
EXCHANGE COMMISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2003
WASH D.C.
181

SEC FILE NUMBER
8- 51744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wallstreet Associates, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6704 Grasselli Rd., Rivers Plaza Suite-E

(No. and Street)

Fairfield	Al	35064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JerrY Hall   (205)785-9888

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheppard-Harris & Associates, P.C.

(Name — if individual, state last, first, middle name)

3499 Independence Dr. Suite-A	Birmingham	AL	35209
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Jerry Hall _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Wallstreet Associates, Inc. _____, as of _____ December 31, _____, 2002 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

THERESA R. BROOKS
Notary Public, Alabama, State at Large
My Commission Expires September 4, 2005

_____
Notary Public

_____
President

_____
Signature

_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALLSTREET ASSOCIATES, INC.

AUDIT REPORT

DECEMBER 31, 2002

WALLSTREET ASSOCIATES, INC.

TABLE OF CONTENTS

SHEPPARD-HARRIS & ASSOCIATES, P.C.
Certified Public Accountants

3499 Independence Drive, Suite A • Birmingham, Alabama 35209 • (205) 871-0313

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Wallstreet Associates, Inc.
Birmingham, Alabama

We have audited the statement of financial position of **Wallstreet Associates, Inc.** as of December 31, 2002, and the related statements of activities, changes in stockholder's equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the **Wallstreet Associates, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wallstreet Associates, Inc.** as of December 31, 2002 and the result of its operations, changes in stockholder's equity and cash flows in financial positions for the year then ended in conformity with generally accepted accounting principles.

Sheppard-Harris & Associates

Sheppard-Harris & Associates, P.C.
Birmingham, Alabama
February 23, 2003

WALLSTREET ASSOCIATES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002

ASSETS

ASSETS

Cash and Cash Equivalents	$ 2,526
Investments	6,326
Accounts Receivable	58
Total Current Assets	**8,910**

PROPERTY AND EQUIPMENT

Furniture and Equipment	7,000
Less: Accumulated Depreciation	(4,200)
Total Fixed Assets	**2,800**
TOTAL ASSETS	**$ 11,710**

LIABILITIES AND NET ASSETS

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Liabilities	-

STOCKHOLDER'S EQUITY

Capital Stock	13,171
Additional Paid-In-Capital	795
Retained Earnings	44
Current Earnings	(2,300)
Total Stockholder's Equity	**11,710**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 11,710**

WALLSTREET ASSOCIATES, INC.
STATEMENT OF ACTIVITIES
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES

Revenue	$ 66,551
Total Revenue	66,551

EXPENSES

General and Administrative	60,732
Marketing	6,725
Depreciation	1,400
Total Expenses	68,857
Net Income From Operation	(2,306)

OTHER INCOME AND EXPENSES

Financial Revenue	158
Financial Expenses	(152)
Net Other Income and Expenses	6
Net Income Before Taxes	$ (2,300)

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY
DECEMBER 31, 2001

Stockholder's Equity Beginning of Year	$ 14,845
Add: Net Income (Loss)	(2,300)
Unrealized Profits	(835)
Stockholder's Equity End of Year	$ 11,710

4

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ (2,300)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,400
Increase in Investments	662
Decrease in Accounts Receivable	(20)
Decrease in Capital	(835)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(1,093)
NET CASH INCREASE (DECREASE)	(1,093)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,619
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 2,526

NOTE 1 -   <u>ORGANIZATION</u>

Wallstreet Associates, Inc., primary objective is to sell only cash account mutual funds on an application basis to retail clientele. **Wallstreet Associates, Inc.** operates pursuant to the (k)(1) provisions of SEC Rule 15c3-3 and does not hold customer funds or securities. The company was incorporated on October 7, 1999.

NOTE 2 -   <u>BASIS OF PRESENTATION</u>

The financial statements of **Wallstreet Associates, Inc.,** have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

NOTE 3 -   <u>USE OF ESTIMATE</u>

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 -   <u>CASH AND CASH EQUIVALENTS</u>

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. At December 31, 2002, the carrying amount of the Company's deposits was $2,526. The Company's deposits at year end were entirely covered by Federal depository insurance.

NOTE 5 -   <u>PROPERTY AND EQUIPMENT</u>

The method for determining the estimated reduction for usage was based on standard depreciation guidelines. Consequently, the value of property is recorded at cost less an allowance for usage. A summary of net property is presented below:

Item	Cost	Usage Allowance	Net
Furniture & Equipment	$ 7,000	4,200	$ 2,800
Total	$ 7,000	4,200	$ 2,800

6

There was no material difference between audited Computation of Net Capital and the maker-dealer corresponding unaudited Part II A Computation.

There was no material inadequacies found for the audit period.

The audit covered the period January 1, 2002 to December 31, 2002.

WALLSTREET ASSOCIATES, INC.
NET CAPITAL COMPUTATION
FOR THE MONTH ENDING
DECEMBER 31, 2002

ASSETS

ALLOWABLE ASSETS	$ 2,526
Cash	48
Accounts Receivable - Trade	5,233
Investments Securities	
	7,807
Total Current Assets	
NON- ALLOWABLE ASSETS	
Accounts Receivable - Trade	10
Furniture and Equipment	2,800
Investments Securities	1,093
Total Non-Allowable Assets	3,903
TOTAL ASSETS	11,710

LIABILITIES

LIABILITIES	
Liabilities	-

EQUITY

Stockholder's Equity	13,171
Additional Paid-In-Capital	1,900
Profit and Loss (YTD)	(2,300)
Retained Earnings	44
Unrealized Profit and Loss (YTD)	(1,105)
Total Equity	11,710

TOTAL LIABILITIES AND EQUITY

Total Assets:	11,710
Less Liabilities:	-
Net Worth	11,710
Less: Non-Allowable Assets	(3,903)
Tentative Net Capital	7,807
Securities Haircuts: Applies 4/30/00	(784)
Net Capital	7,023
Less: Net Capital Equipment	(5,000)
Excess Net Capital	$ 2,023